UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-20322

CUSIP NUMBER
855244109

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 2, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Starbucks Corporation

Former Name if Applicable:
Address of principal executive office (Street and Number)
City, state and zip code

Starbucks Corporation
2401 Utah Avenue South
Mail Stop S-LA1
Seattle, Washington 98134
Attn: Michael Casey
With a Copy To:
Andrew M. Paalborg, Esq.

PART II
RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why Forms 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the quarter ended January 2, 2005 on a timely basis because, after consultation with its independent registered public accounting firm and its audit committee, the Company requires time to incorporate the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) on February 7, 2005, in a letter to the American Institute of Certified Public Accountants regarding certain operating lease accounting issues and their application under generally accepted accounting principles. The Form 10-Q, which was due to be filed with the SEC on February 11, 2005, will be filed by February 16, 2005.

The Company’s management has made a preliminary determination that its current method of accounting for leasehold improvements funded by landlord incentives or allowances under operating leases (tenant improvement allowances) and its current method of accounting for rent holidays are not consistent with the views expressed by the SEC staff earlier this week. These matters will not impact the Company’s previously reported first quarter 2005 earnings per share, its fiscal 2005 earnings per share target range of $1.15-$1.17 or its longer term goal to increase earnings per share by 20 to 25 percent per year for the next three to five years.

For tenant improvement allowances, the Company expects that Cost of Sales Including Occupancy Costs will decrease and Depreciation and Amortization Expenses will increase by the same amount. This correction will not change previously reported earnings per share for the quarter ended January 2, 2005. The Company also expects that Net Property, Plant and Equipment and Total Assets will increase, and there will be corresponding increases in Accrued Occupancy Costs, Other Long-Term Liabilities, and Total Liabilities and Shareholders’ Equity as of January 2, 2005.

     For rent holidays, the Company expects that Cost of Sales Including Occupancy Costs will decrease and Net Earnings will increase by an immaterial amount that is not expected to change previously reported earnings per share for the quarter ended January 2, 2005.

     The Company has not yet reached a final decision as to whether these matters will require a restatement of prior period financial statements, but believes that a restatement is likely. If so, the Company believes that for rent holidays there would be a reduction in beginning Retained Earnings in fiscal 2002 and subsequent immaterial increases in reported Net Earnings for fiscal years 2002 through 2004. In addition, for tenant improvement allowances there would be corrections similar to those previously described.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Casey, executive vice president and chief financial officer, (206) 318-6060

     (2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).       ☑ Yes       ☐ No

     (3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ☐ Yes       ☑ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

STARBUCKS CORPORATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 11, 2005	By:	/s/ Michael Casey
Michael Casey
executive vice president and chief financial officer